UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

 (Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA opens the new Terminal B at
Monterrey International Airport

                                                                                                                 ● Aeroméxico, Aeroméxico Connect and Delta Airlines
                                                                                                      will operate in the new terminal

Monterrey, Mexico, September 1, 2010—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB, BMV:OMA), started operations today at its new Terminal B at Monterrey International Airport, which is expected to set a new standard for passenger service and safety in Mexico.

Aeroméxico and Aeroméxico Connect are the first airlines to use the new terminal. Delta Airlines is expected to start operations by the end of September.

The new Terminal B satisfies the growing need for transportation infrastructure in the Monterrey metropolitan region and the state of Nuevo León.  With a total area of 21,000 m2 on two levels and a mezzanine, the terminal will have the capacity to serve approximately two million passengers per year, on both domestic and international flights.

The building’s infrastructure and innovative design addresses the needs of all airport users. It will provide passengers easy and rapid access to all facilities, from the parking area to the boarding lounge. During their passage through the terminal, passengers will also discover a 2,100 m2 commercial area with a wide range of shops, restaurants, and other services such as a children’s play area and business center.

The overall scope of the Terminal B project includes, in addition to the building, a platform with thirteen aircraft positions (six contact positions with boarding through passenger jetways, four remote positions, and three positions for regional aircraft); taxiways; parking for 594 vehicles with automated access and payment systems; and access roads. The entire complex represents an investment by the Monterrey Airport of approximately Ps. 800 million.

Terminal B is the only terminal in Mexico and Latin America to have two-way aircraft taxiways, providing greater agility for airline operations and facilitating greater connectivity. These characteristics help make Terminal B a strategic asset that will support OMA’s initiative to make the Monterrey Airport the most important transit hub in northern Mexico.

Victor Bravo, OMA’s Chief Executive Officer, said, “The start of operations of Terminal B in Monterrey shows OMA’s commitment to provide airport services that meet the highest domestic and international quality and safety standards, improve the passenger experience, and ensure that all the cities where we operate have the airport facilities that they need for long-term economic growth.”

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 970 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB).

Please follow OMA on:
●	Our webpage: http://www.oma.aero
●	Twitter: http://twitter.com/OMAeropuertos
●	Facebook: http://www.facebook.com/pages/OMA/137924482889484

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: September 1, 2010